Exhibit 97.1

EXECUTIVE COMPENSATION CLAWBACK POLICY 2023

Restatement; Formation of Committee

In the event of a restatement of the Bank’s financial results (other than a restatement caused by a change in applicable accounting rules or interpretations), the result of which is that any performance-based compensation paid would have been a lower amount had it been calculated based on such restated results, a committee consisting of the non-management members of the

Board of Directors (the “Independent Director Committee”) shall review such performance-based compensation.

Committee Determination; Compensation Subject to Recovery

If the Independent Director Committee determines that

•

the amount of any such performance-based compensation actually paid or awarded to an executive officer (the “Awarded Compensation”) would have been a lower amount had it been calculated based on such restated financial statements (the “Actual Compensation”),

and

•	such executive officer engaged in fraud or intentional illegal conduct which materially contributed to the need for such restatement,

then the Independent Director Committee shall, except as provided below, seek to recover for the benefit of the Bank the after-tax portion of the difference between the Awarded Compensation and the Actual Compensation (such difference, the “Excess Compensation”).

In determining the after-tax portion of the Excess Compensation, the Independent Director Committee shall take into account its good faith estimate of the value of any tax deduction available to the executive officer in respect of such repayment.

Exceptions

The Independent Director Committee shall not seek recovery to the extent it determines (i) that to do so would be unreasonable or (ii) that it would be better for the Bank not to do so. In making such determination, the Independent Director Committee shall take into account such considerations as it deems appropriate, including, without limitation, (A) the likelihood of success under governing law versus the cost and effort involved, (B) whether the assertion of a claim may prejudice the interests of the Bank, including in any related proceeding or investigation, (C) the passage of time since the occurrence of the act in respect of the applicable fraud or intentional illegal conduct and (D) any pending legal proceeding relating to the applicable fraud or intentional illegal conduct.

Due Process Rights

Before the Independent Director Committee determines to seek recovery pursuant to this policy, it shall provide to the applicable executive officer written notice and the opportunity to be heard, at a meeting of the Independent Director Committee (which may be in-person or telephonic, as determined by the Independent Director Committee).

Manner of Repayment

If the Independent Director Committee determines to seek a recovery pursuant to this policy, it shall make a written demand for repayment from the executive officer and, if the executive officer does not within a reasonable period tender repayment in response to such demand, and the Independent Director Committee determines that he or she is unlikely to do so, the Independent Director Committee may seek a court order against the executive officer for such repayment.

Definitions

For the purposes of this policy, (i) the term “executive officer” has the meaning given to that term in the Securities Exchange Act of 1934, as amended, and (ii) the term “performance-based compensation” means all bonuses and other incentive and equity compensation awarded to each of the Bank’s executive officers, the amount, payment and/or vesting of which was calculated based wholly or in part on the application of objective performance criteria measured during any part of the period covered by the restatement.

2